

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 7, 2009

<u>By U.S. Mail and facsimile</u>

Mr. Yongke Xue
Chief Executive Officer
SkyPeople Fruit Juice, Inc.
16F, National Development Bank Tower
Gaoxin 2nd Road
Xi'an, People's Republic of China 710075

> **Re: SkyPeople Fruit Juice, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 5, 2008**
> **File No. 333-149896**
> **Form 10-Q filed November 14, 2008**
> **File No. 000-32249**

Dear Mr. Xue:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 3 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations and Business Outlook

Gross Margin, page 40

1.   We note your response to our prior comment 6 and the revised disclosure that
        states you use a relative sales value costing method in determining your cost for
        kiwifruit seeds. Please clarify how you calculate and apply this relative sales
        value method when determining your cost of sales for kiwifruit seeds and
        concentrate kiwifruit juice. In this respect, if you are using a relative percentage
        of your kiwifruit seeds revenue to your total revenues from both kiwifruit seeds
        and kiwifruit juice and applying that percentage to your total costs in producing
        both kiwifruit seeds and kiwifruit juice, it would seem that would result in an
        identical margin for both products. Please clarify your methodology and tell us
        specifically how this methodology results in a 90.8% margin for kiwifruit seeds
        and a 39.1% margin for kiwifruit juice for the nine months ended September 30,
        2008.

Business – Industry and Principal Markets, page 57

2.   We note your response to our previous comment 8. Your have provided Web
        addresses for several items that are in the Chinese language. Please provide us
        with English translations of these items.

Note 2. Summary of Significant Accounting Policies

Consolidation, page F-7

3.   We note your response to our prior comment 10. Please tell us if a written
        agreement has been executed that substantiates:
        •   Hede was acting as a de facto agent and it was the intention of both entities
            that Hede would sell Huludao to you at Hede's purchase price after a brief
            operating period;
        •   Hede would only have temporary voting control of Huludao;
        •   How Shaanxi Tianren participated significantly in the arrangement of the
            transaction;
        •   Why Shaanxi Tianren would be required to provide additional financial
            support to Hede;
        •   Why Shaanxi Tianren would absorb the losses and receive the expected
            returns of Huludao.

If so, please provide a copy of this agreement. Also, tell us how it was determined that Huludao was more closely related to you than to Hede under the criteria of FIN 46(R).

In your prior response dated October 6, 2008, you stated that Hede was established in February 2006 as a venture capital investment corporation and can stand alone and absorb its own losses. You also stated that your subsidiary, Shaanxi Tianren, is a separate entity from Hede and has no financial interest in it. Given Shaanxi Tianren had no equity interest in Huludao, and without executed agreements substantiating the terms of the relationship between the various entities as described in your response(s), it does not appear consolidation under FIN 46(R) was appropriate for the period from June 2007 through the acquisition in May 2008.

4.   We note your conclusion that if you had not consolidated Huludao under FIN 46(R) that upon its acquisition you would be required under the guidance of SFAS 141(R), paragraphs D8-D14, to retroactively restate your financial statements to include Huludao's operations from its time of acquisition by Hede. Tell us in detail how you accounted for the acquisition of Huludao in May 2008. Citing the specific guidance in SFAS 141(R) and the terms of your acquisition of Huludao, tell us why you believe retrospective restatement would be appropriate as entities under common control.

Note 4. Convertible Preferred Stock, page F-14

5.   We note your response to our prior comment 16 and your conclusion that your private placement investors were acting as valuation experts in their own right. The negotiations that took place between you and the private placement investors for this specific transaction may not be representative of the fair value of your individual equity securities. Please provide us with an analysis of the fair value of your common stock if you had considered a market or income approach in accordance with the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation." Further, tell us the specific differences between your Series B Preferred Stock and your Common Stock and how those differences were factored into your determination of fair value.

Note 17. Other Assets, page F-22

6.   We note your Other Assets includes a deposit in the amount of $2.2 million for the purchase of Yingkou Trusty Fruits Co., Ltd and you expect the acquisition to be complete in the first quarter of 2009. Given the probable nature of the acquisition, tell us your consideration providing financial statements pursuant to Rule 3-05 of Regulation S-X.

Form 10-Q filed November 14, 2008

Item 4. Controls and Procedures, page 35

7.   In the first paragraph of this Item, you state that your CEO and CFO "concluded
        that our disclosure controls and procedures were effective in alerting them in a
        timely manner to information relating to the Company, required to be disclosed in
        this report." Please refer to the definition of "disclosure controls and procedures"
        found in Rule 13a-15 under the Securities Exchange Act of 1934. With regard to
        the CEO's and CFO's determination concerning the effectiveness of disclosure
        controls and procedures, please revise to clarify that disclosure controls and
        procedures are designed not only to ensure that information required to be
        disclosed is accumulated and communicated to the CEO and CFO to allow timely
        decisions regarding required disclosure, but also to ensure that the information
        required to be disclosed is recorded, processed, summarized and reported within
        the time periods specified in the Commission's rules and forms.

8.   In light of the fact that a material weakness existed, please disclose in reasonable
        detail the basis for the officers' conclusions that the company's disclosure
        controls and procedures were nonetheless effective as of the end of the quarter.

9.   We note your statement that "The Company and its Audit Committee are taking
        steps to remedy this material weakness." Please disclose the specific steps that
        have been taken or will be taken and the timing of these actions.

10.   We note your statement that "Other than with respect to the identification of this
        material weakness, there was no change in our internal control over financial
        reporting … ." Please revise to state clearly, if correct, that there *were* changes in
        your internal control over financial reporting that occurred during this quarter that
        have materially affected, or are reasonably likely to materially affect, your
        internal control over financial reporting.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Bob Carroll at (202) 551-3362 or, in his absence, Chris White at (202) 551-3461 if you have any questions regarding the accounting comments or financial statements. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. White
        B. Carroll
        A. Parker
        N. Gholson
        Jay Weil, Esq. (by facsimile 212-688-7273)